UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 1)1

eGain Corporation

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

28225C806

(CUSIP Number)

MR. DAVID L. KANEN

KANEN WEALTH MANAGEMENT, LLC

5850 Coral Ridge Drive, Suite 309

Coral Springs, FL 33076

(631) 863-3100

November 30, 2023

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☒.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

1             The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 28225C806

1	NAME OF REPORTING PERSON

PHILOTIMO FUND, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		1,680,159*
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

1,680,159*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,680,159*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.3%
14	TYPE OF REPORTING PERSON

IA, PN

* Includes 125,000 Shares underlying certain currently exercisable call options.

2

CUSIP No. 28225C806

1	NAME OF REPORTING PERSON

PHILOTIMO FOCUSED GROWTH AND INCOME FUND
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		496,155
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

496,155
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

496,155
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.6%
14	TYPE OF REPORTING PERSON

IA, OO

3

CUSIP No. 28225C806

1	NAME OF REPORTING PERSON

KANEN WEALTH MANAGEMENT, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO; AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

FLORIDA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		2,359,485*
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

2,359,485*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,359,485*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.5%
14	TYPE OF REPORTING PERSON

IA, OO

* Includes 125,000 Shares underlying certain currently exercisable call options.

4

CUSIP No. 28225C806

1	NAME OF REPORTING PERSON

DAVID L. KANEN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

PF; OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		22,429
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		2,359,485*
PERSON WITH	9	SOLE DISPOSITIVE POWER

22,429
	10	SHARED DISPOSITIVE POWER

2,359,485*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,381,914*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.6%
14	TYPE OF REPORTING PERSON

IN

* Includes 125,000 Shares underlying certain currently exercisable call options.

5

CUSIP No. 28225C806

The following constitutes Amendment No. 1 to the Schedule 13D filed by the undersigned (the “Amendment No. 1”). This Amendment No. 1 amends the Schedule 13D as specifically set forth herein.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated as follows:

The Shares purchased by Philotimo were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market transactions. The Shares purchased by PHLOX were purchased with the funds for the accounts of its customers (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market transactions. The Shares purchased by KWM were purchased with the funds for the accounts of its customers (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market transactions. The Shares purchased by Mr. Kanen were purchased with personal funds (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market transactions. The aggregate purchase price of the 1,555,159 Shares beneficially owned by Philotimo is approximately $13,700,951, including brokerage commissions. The aggregate purchase price of the call options beneficially owned by Philotimo, which are exercisable into 125,000 Shares, is approximately $295,624, including brokerage commissions. The aggregate purchase price of the 496,155 Shares beneficially owned by PHLOX is approximately $4,485,241, including brokerage commissions. The aggregate purchase price of the 183,171 Shares held in the Managed Accounts is approximately $1,612,821, including brokerage commissions. The aggregate purchase price of the 22,429 Shares beneficially owned by Mr. Kanen is approximately $194,684, including brokerage commissions.

Item 4.	Purpose of the Transaction/

Item 4 is hereby amended to add the following:

On December 4, 2023, the Reporting Persons sent an open letter to the Issuer’s Board of Directors (the “Board”) detailing the Reporting Persons’ concerns with the Issuer’s performance to date under CEO Ashutosh Roy and requesting that the Board retain an investment bank and form a special committee with the purpose of selling the Issuer to a third party (the “Open Letter”). A copy of the Open Letter is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer.

Items 5(a) – (c) are hereby amended and restated as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon 31,485,186 Shares outstanding as of November 2, 2023 as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 7, 2023.

A.	Philotimo

(a)	As of the close of business on December 4, 2023, Philotimo beneficially owned 1,680,159 Shares.

Percentage: Approximately 5.3%

6

CUSIP No. 28225C806

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 1,680,159
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 1,680,159

(c)	The transactions in the Shares by Philotimo during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

B.	PHLOX

(a)	As of the close of business on December 4, 2023, PHLOX beneficially owned 496,155 Shares.

Percentage: Approximately 1.6%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 496,155
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 496,155

(c)	The transactions in the Shares by PHLOX during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

C.	KWM

(a)	As of the close of business on December 4, 2023, KWM beneficially owned 2,359,485 Shares, consisting of (i) the 1,680,159 Shares owned directly by Philotimo, which KWM may be deemed to beneficially own as the general partner of Philotimo, (ii) the 496,155 Shares owned directly by PHLOX, which KWM may be deemed to beneficially own as the investment manager of PHLOX and (iii) 183,171 Shares held in the Managed Accounts.

Percentage: Approximately 7.5%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 2,359,485
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 2,359,485

(c)	The transactions in the Shares by KWM during the past sixty days are set forth in Schedule A and are incorporated herein by reference. The transactions in the Shares by Philotimo and PHLOX are also set forth in Schedule A and incorporated by reference.

D.	Mr. Kanen

(a)	As of the close of business on December 4, 2023, Mr. Kanen beneficially owned 2,381,914 Shares, consisting of (i) 22,429 Shares directly owned by him and (ii) 2,359,485 Shares beneficially owned by KWM, which Mr. Kanen may be deemed to beneficially own as the managing member of KWM.

Percentage: Approximately 7.6%

7

CUSIP No. 28225C806

(b)	1. Sole power to vote or direct vote: 22,429
2. Shared power to vote or direct vote: 2,359,485
3. Sole power to dispose or direct the disposition: 22,429
4. Shared power to dispose or direct the disposition: 2,381,914

(c)	Mr. Kanen has not entered into transactions in the Shares during the past sixty days.

KWM, in its role as investment manager to the Managed Accounts, to which it furnishes investment advice, and Mr. Kanen, as the managing member of KWM, may each be deemed to beneficially own shares of the Issuer’s Shares held in the Managed Accounts.

(d)	No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

Philotimo has purchased in the over-the-counter market American-style call options referencing an aggregate of 125,000 Shares, which have a strike price of $5 and expire on May 17, 2024.

Item 7. Material to be Filed as Exhibits.

99.1       Open Letter, dated December 4, 2023.

8

CUSIP No. 28225C806

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: December 4, 2023

Kanen Wealth Management, LLC

By:	/s/ David L. Kanen
	Name:	David L. Kanen
	Title:	Managing Member

Philotimo Fund, LP

By:	Kanen Wealth Management, LLC, its general partner

By:	/s/ David L. Kanen
	Name:	David L. Kanen
	Title:	Managing Member

Philotimo Focused Growth and Income Fund

By:	Kanen Wealth Management, LLC, its investment adviser

By:	/s/ David L. Kanen
	Name:	David L. Kanen
	Title:	Managing Member

/s/ David L. Kanen
David L. Kanen

9

CUSIP No. 28225C806

SCHEDULE A

Transactions in the Shares of the Issuer During the Past Sixty Days

Nature of the Transaction	Amount of Shares Purchased/(Sold)	Price ($)	Date of Purchase/Sale

PHILOTIMO FUND, LP

Purchase of Common Stock	392	5.8000	10/27/2023
Purchase of Common Stock	42,580	7.1150	11/17/2023
Purchase of Call Options ($5.00 Strike Price)	125,000	2.3498	11/17/2023
Purchase of Common Stock	42,900	7.3512	11/20/2023
Purchase of Common Stock	6,519	7.4642	11/21/2023
Purchase of Common Stock	7,609	7.4950	11/22/2023
Purchase of Common Stock	4,453	7.4808	11/28/2023
Purchase of Common Stock	6,172	7.4960	11/29/2023
Purchase of Common Stock	9,486	7.5317	11/30/2023

PHILOTIMO FOCUSED GROWTH AND INCOME FUND

Purchase of Common Stock	18,386	7.3512	11/20/2023
Purchase of Common Stock	2,794	7.4642	11/21/2023
Purchase of Common Stock	3,261	7.4950	11/22/2023
Purchase of Common Stock	1,908	7.4808	11/28/2023
Purchase of Common Stock	2,645	7.4960	11/29/2023
Purchase of Common Stock	4,065	7.5317	11/30/2023

KANEN WEALTH MANAGEMENT, llC (through the Managed Accounts)

Sale of Common Stock	7,921	7.6926[1]	11/27/2023

1 The reported price represents a weighted average sale price. The range of prices at which the Shares were sold was $7.67 to $7.77 per share. The Reporting Person undertakes to provide to the Staff, the Issuer or a security holder full information regarding the number of shares sold at each separate price.